Overview

I.   Rationale for Recapitalization


II.  Our Proposal


III. Summary





Rationale for Recapitalization


O Lower Cost of Capital

" A company's capital base should be structured so as to minimize the cost of capital, consistent with its opportunities for growth and needs for financial stability."

O Revenues and Operating Margins Have Made Good Progress

O Return on capital has steadily declined in recent years

O An appropriate capital base will help to reverse the slide in the company's return on capital




A Tender Offer is the Best Approach to Recapitalization

O Acquisitions

- Given current initiatives and the company's competitive positioning, there do not appear to be any large, practical acquisition candidates available.

O Cash Dividend

- Although improved, cash dividends remain less tax advantaged. Further, value enhancement is limited due to lack of share arbitrage.


O Share Tender

- Achieves desired objective. Preferred to a cash dividend because the company's shares still appear undervalued, regardless of the outcome of the Monsanto lawsuit.



How Much?

O $250 MM is appropriate

     A.	No large cash outlays are looming

     B.	EBITDA should exceed $60 MM in 2004 (after litigation expense)

     C.	Cash flows should remain relatively stable over the next several years

     D.	Peak seasonal borrowing needs funded via remaining cash and
        bank facility



Balance Sheet Remains Strong


	Cash at Year End:	($120 MM)
	New Long Term Debt:	$150 MM
	Cash Tender Offer:	$250 MM

	Net Long Term Debt Post Tender Offer:	$130 MM
	Remaining Cash:	$20 MM

	Projected 2004 EBITDA Interest Coverage:	5.6X
	2004 FCF Interest Coverage:	2.5X
	2004 Net Debt/EBITDA	2.1X




Significant Value Creation


O A $250 MM share repurchase would increase intrinsic value by 28% to 50%

O Current capital structure

     Weighted average cost of capital:	9.5%
     2004 return on average capital:	9.7%
     Intrinsic value	$30.70/share

O Capital structure with $250 MM share repurchase (assuming transaction as of 1/1/04 at price of $28.50/share)

     Weighted average cost of capital:	8.9%
     2004 return on average capital:	18.4%
     Intrinsic value	$39.40/share

O Assuming a favorable settlement of the Monsanto lawsuit, the transaction is even more compelling

     $300 MM settlement - current capital structure
          Intrinsic Value: $35.80/share
     With $250 MM share repurchase
          Intrinsic Value: $46.00/share

Summary

" A $250 MM tender offer would meaningfully improve Delta & Pine Land's cost of capital, improve return on capital and improve valuation of the common stock."